Exhibit 3.45

COMPANY AGREEMENT

OF

LGI HOMES – ALABAMA, LLC

COMPANY AGREEMENT

OF

LGI HOMES – ALABAMA, LLC

THIS COMPANY AGREEMENT OF LGI HOMES – ALABAMA, LLC (this “Agreement”) is adopted this 16th day of November, 2016, by the entity identified on Exhibit Aattached hereto as the sole Member of LGI HOMES  –  ALABAMA, LLC, an Alabama limited liability company (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company has been organized as a limited liability company under the provisions of the Alabama Limited Liability Company Law of 2014 (the “Alabama Act”) by virtue of the filing of the Certificate of Formation of the Company in the office of the Montgomery County Judge of Probate in the State of Alabama; and

WHEREAS, the sole Member of the Company desires to adopt this Agreement in order to provide for the regulation and management of the Company and to set forth the respective rights, duties and obligations of the Member(s) and the Manager in connection therewith;

NOW, THEREFORE, the sole Member of the Company hereby authorizes, approves and adopts this Agreement.

Section 1. Formation of the Company; Initial Member. Upon the filing of the Certificate of Formation of the Company with the Montgomery County Judge of Probate in the State of Alabama, the sole Member of the Company formed a limited liability company pursuant to the Alabama Act. To the extent this Agreement conflicts with the Company’s Certificate of Formation, this Agreement shall govern and control to the extent permitted by law.

Section 2. Member Interest. The sole Member of the Company shall have a one hundred percent (100%) membership interest in the Company. From time to time the Manager shall amend Exhibit A attached hereto as necessary to reflect the aggregate capital contributions of the Member(s).

Section 3. Place of Business, Registered Office and Registered Agent. The principal place of business of the Company shall be 1450 Lake Robbins Dr., Suite 430, The Woodlands, Texas 77380. The Manager may from time to time change the principal place of business of the Company to such other place as the Manager deems appropriate. The initial registered agent for service of process on the Company in the State of Alabama shall be CSC-Lawyers Incorporating Service Incorporated. The location and mailing address of the initial registered agent shall be 150 South Perry Street, Montgomery, Alabama 36104. The Manager may from time to time change the registered office of the Company to such other place, or the registered agent of the Company to such other person, as the Manager deems appropriate.

Section 4. Company Purposes. The Company has been organized for the purposes of conducting any and all lawful business for which a limited liability company may be organized under the Alabama Act.

Section 5. Capital Contributions. The sole Member of the Company has contributed to the Company such property and money in the amount set forth opposite the Member’s name on Exhibit A attached hereto.

Section 6. Distributions. The Company shall make distributions of cash or property to the Member(s) (including upon liquidation of the Company) in such amounts and at such times as may be determined from time to time by the Manager. The Member intends for the Company to be disregarded as an entity for federal income tax purposes and for state income tax purposes in those states that follow federal tax classifications.

Section 7. Management of the Company. The business affairs of the Company shall be managed by a Manager. Except as expressly provided herein or as otherwise required by applicable law, the Manager shall have complete and exclusive control of the management of the Company’s business and affairs and shall have the power to bind the Company. The Manager shall serve until his or her successor shall have been duly elected, or until his or her earlier death, resignation or removal. The Manager may be removed at any time, with or without cause, by affirmative vote of the Member(s). LGI Homes Group, LLC is the initial Manager of the Company. The Manager may from time to time delegate to one or more individuals (each an “Officer”) any portion of its authority granted hereunder and under the Alabama Act as the Manager deems appropriate. Each Officer shall hold office until such Officer’s death, incapacity, resignation or removal or until the appointment of a successor. An Officer may be removed as an Officer by the Manager at any time with or without cause. An Officer may resign as an Officer at any time by communicating his resignation to the Manager, orally or in writing.

Section 8. Exculpation and Indemnification. No Member, Manager or Officer shall be liable to the Company or any other person or entity for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such person acting in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such person by this Agreement, except that a Member, Manager or Officer shall be liable for any loss, damage or claim incurred by reason of such person’s willful misconduct. To the full extent permitted by applicable law, each Member, Manager and Officer shall be entitled to defense and indemnity from the Company for any loss, damage or claim suffered by or asserted against such Member, Manager or Officer by reason of any act or omission performed or omitted by such person acting in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such person by this Agreement. Any indemnity under this Section 8 shall be provided out of and to the extent of Company assets or insurance only, and no Member, Manager or Officer shall have personal liability on account thereof.

Section 9. Winding Up of the Company; Term. The business and operations of the Company shall be wound up upon the occurrence of any act or event requiring the winding up of the Company under the Alabama Act. Subject to the earlier winding up of the Company as described in the preceding sentence, the Company shall have a perpetual existence.

Section 10. Amendment. This Agreement may be amended by the Member(s); provided, however, that any amendment to this Agreement must be in writing and signed by the Member(s).

Section 11. Entire Agreement. This Agreement constitutes the entire operating agreement of the Company and supersedes all prior agreements and understandings, both written and oral, with respect to that subject.

Section 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama, without regard to the principle of conflict of laws thereof and such federal laws as may apply.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Agreement as of the date first written above.

SOLE MEMBER:

LGI Homes Group, LLC

By:	/s/ Meg Britton
Name:	Meg Britton
Title:	Authorized Signatory

EXHIBIT A

MEMBER

Member	Membership Interest	Capital Contribution
LGI Homes Group, LLC 1450 Lake Robbins Dr., Suite 430 The Woodlands, Texas 77380	100%	$100.00